Free Writing Prospectus pursuant to Rule 433 dated June 21, 2023

Registration Statement No. 333-268136

IGM Announces Proposed Public Offering and Concurrent Private Placement

MOUNTAIN VIEW, Calif., June 21, 2023 – IGM Biosciences, Inc. (NASDAQ: IGMS) today announced that it intends to offer and sell an aggregate of $100.0 million of shares of its common stock and, in lieu of common stock to certain investors that so choose, non-voting common stock, in an underwritten public offering and concurrent private placement. In addition, IGM intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the shares offered in the public offering at the public offering price, less underwriting discounts and commissions. All of the securities offered in the proposed public offering will be sold by IGM.

Concurrent with the proposed public offering, IGM intends to sell, subject to the consummation of the proposed public offering and other customary conditions, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the Securities Act), shares of non-voting common stock to certain institutional and other accredited investors affiliated with or managed by Redmile Group, LLC at a sale price equal to the price to the public in the public offering. However, the consummation of the public offering is not contingent on the consummation of this concurrent private placement.

The proposed public offering and concurrent private placement are subject to market and other conditions, and there can be no assurance as to whether or when the proposed public offering and concurrent private placement may be completed, or as to the actual size or terms of the proposed public offering and concurrent private placement.

BofA Securities, Jefferies, Stifel, and Guggenheim Securities are acting as joint book-running managers for the proposed public offering.

The securities are being offered by IGM in the proposed public offering pursuant to a Registration Statement on Form S-3, filed with the Securities and Exchange Commission (SEC) on November 3, 2022 and declared effective on November 14, 2022. IGM will file a preliminary prospectus supplement and accompanying prospectus relating to the proposed public offering with the SEC, copies of which can be accessed for free through the SEC’s website at www.sec.gov. The final terms of the proposed public offering will be disclosed in a final prospectus supplement to be filed with the SEC. When available, copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying prospectuses relating to the proposed public offering may also be obtained from: BofA Securities, Attention: Prospectus Department, NC1-0220-02-24, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, or via email: dg.prospectus_requests@bofa.com; Jefferies LLC, Attention: Equity Syndicate Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, CA 94104, Attn: Syndicate, or by phone at (415) 364-2720, or by email at syndprospectus@stifel.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

The shares of non-voting common stock to be sold in the concurrent private placement have not been registered under the Securities Act or under any state securities laws and, unless so registered may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that state or jurisdiction.

About IGM Biosciences, Inc.

IGM Biosciences is a clinical-stage biotechnology company committed to developing and delivering a new class of medicines to treat patients with cancer, autoimmune and inflammatory diseases and infectious diseases. IGM’s pipeline of clinical and preclinical assets is based on the IgM antibody, which has 10 binding sites compared to conventional IgG antibodies with only 2 binding sites. IGM also has an exclusive worldwide collaboration agreement with Sanofi to create, develop, manufacture, and commercialize IgM antibody agonists against oncology and immunology and inflammation targets.

IGM Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. These statements are not based on historical fact and include, but are not limited to timing, size and the completion of the proposed public offering and concurrent private placement. Forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such statements. These risks and uncertainties include, but are not limited to, whether or not IGM will be able to raise capital through the sale of its securities or consummate the proposed public offering or concurrent private placement, granting the underwriters in the proposed public offering a 30-day option to purchase additional shares, the final terms of the proposed public offering and concurrent private placement, the satisfaction of customary closing conditions, prevailing market conditions and the impact of general economic, industry or political conditions in the United States or internationally. Additional risks and uncertainties, and other important factors, any of which could cause IGM’s actual results to differ from those contained in the forward-looking statements, can be found under the heading “Risk Factors” in IGM’s reports filed with the SEC and in the preliminary prospectus supplement and accompanying prospectus that IGM plans to file relating to the proposed public offering. IGM assumes no duty or obligation to update or revise any forward-looking statements for any reason.

IGM Biosciences Contact:

Argot Partners

David Pitts

212-600-1902

igmbio@argotpartners.com